January 6, 2020

Ian Johnston
Chief Accounting Officer
Performant Financial Corp
333 North Canyons Parkway
Livermore, CA 94551

       Re: Performant Financial Corp
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-35628

Dear Mr. Johnston:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services